SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 14, 2007 with the report for the nine-month period ended on March 31, 2007 and March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 14, 2007, the Company filed the report for the nine-month period ended on March 31, 2007 and March 31, 2006 requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2007 and 2006

1. Period Results
(nine-month period ended on March 31, 2007 and 2006)
	In thousands of Ps.
	03/31/07	03/31/06
Ordinary	113,850	40,905
Extraordinary	—	—
Period Profit	113,850	40,905

2. Net Worth Composition

Subscribed Capital	453,557	384,302
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	675,570	621,727
Legal Reserve	24,276	19,447
Reserve for new projects	91,744	—
Retained Earnings	113,850	40,905

Total Net Worth	1,633,384	1,340,768

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company was $453,557,582. Its share composition is divided into 453,557,582 of non endorsable registered common shares face value Ps. 1 each, and with one vote each, which are not held by shareholders or groups of control.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holders of Company’s Convertible Notes would exercise its conversion right, the amount of shares would rise to 493,913,421; and if all the Company’s shareholders would exercise their warrants, the amount of shares would rise to 578,971,656.

We can remark the following activities during the period:

Among the activies developed during the fiscal year, the following may be highlighted:

•

Operating results grew 30.7%, from Ps.122.3 million as of March 31, 2006 to Ps.159.8 million as of March 31, 2007. EBITDA was Ps.223.5 million, 22.1% higher than in the same period of the previous fiscal year.

•

The net results of the nine-month period ended on March 31, 2007 registered a profit of Ps. 113.9 million, an 178.3% increase from Ps. 40.9 registered on the same period on fiscal year 2006. This important increase in the net results of the Company is principally due to an improvement in the operating and financial results.

•

Occupancy at our office buildings continues to experience a material recovery, reaching 98.9% during the first nine months of fiscal year 2007, compared to 92.0% recorded in the first nine months of the previous fiscal year. In addition, revenues from this sector increased from Ps. 21.5 million as of March 31, 2006 to Ps. 37.9 million as of March 31, 2007.

•

On March 15, 2007, we signed the deed for the AAA office building Bouchard Plaza, which has 33,324 square meters of rental space and is located in downtown Buenos Aires. This brand new acquisition, together with the acquisition of Dock del Plata and the option to purchase Edificio República (another AAA office building in downtown Buenos Aires), allows the Company to consolidate its leadership in this business segment.

•	Sales and development segment amounted Ps. 40.0 for the nine-month period ended on March 31, 2007, compared to Ps. 32.8 million registered for the same period in the fiscal year 2006.

•

Revenues from the hotel segment posted a significant increase of 18.4%, from Ps. 79.7 million in the first nine months of fiscal year 2006 to Ps. 94.4 million in the same period of fiscal year 2007. The increase mainly reflects the rise in average prices per room, which improved from Ps.379 to Ps.481. In addition, we continue the construction of 42 new suites in Hotel Llao Llao, and the improvements in Hotel Sheraton Libertador.

•

Alto Palermo’s operating results were 19.2% higher than the results from the same period in the previous fiscal year, amounting Ps. 126.0. EBITDA was Ps.176.1 million, 14.9% higher than in the same period of the previous fiscal year.

•	Our tenants’ sales increased by 22.8% in the nine-month period ended March 31, 2007, compared to the same period of the previous fiscal year, and occupancy at our shopping centers reached 98.8%.

•

On May 11, 2007, Alto Palermo issued two new note series for a total amount of US$ 170 million. Series 1 Notes amount US$ 120 million due on May 11, 2017, with a fixed interest rate of 7.875% payable semiannually, and its principal payable on May 11, 2017. Series 2 Notes amount Ps. 154 million (equivalent to US$ 50 million) due on June 11, 2012, with a fixed interest rate of 11.000% payable semiannually, and its principal will be paid in seven installments every six months, commencing on June 11, 2009.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 14, 2007